January 13, 2021

Anuja A. Majmudar
Attorney-Advisor
U.S. Securities and Exchange Commission
Office of Energy & Transportation
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Spirit Airlines, Inc.
Amended Form 10-K for Fiscal Year Ended December 31, 2019
Filed April 16, 2020
File No. 001-35186
Dear Ms. Majmudar:
This letter is in response to your comment letter, dated December 23, 2020, to Spirit Airlines, Inc. (the “Company”). The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold italicized text below, and the response of the Company is set forth in plain text immediately following the comment.
Form 10-K/A for Fiscal Year Ended December 31, 2019
General
a.We note the disclosure on page 32 that your amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware shall be the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Further, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform stockholders in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
The Company will add the following disclosure to its risk factor entitled “Our corporate charter and bylaws include provisions limiting voting by non-U.S. citizens and specifying an exclusive forum for stockholder disputes” in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 in response to the Staff’s comment:
“Because the applicability of the exclusive forum provision is limited to the extent permitted by applicable law, we do not intend for the exclusive forum provision to apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and acknowledge that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act. We note that there is uncertainty as to whether a court would enforce the provision as it applies to the Securities Act and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision may have the effect of discouraging lawsuits against our directors and officers.”
In addition, the Company intends to add disclosure in its “Description of Capital Stock” exhibit regarding the scope of the exclusive forum provision.
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If you have any questions regarding this letter, please do not hesitate to call me at (954) 628-4899.
Sincerely,
/s/ Thomas Canfield
Thomas Canfield
cc:    Matthew E. Kaplan
Eric T. Juergens